FOR IMMEDIATE RELEASE               Contact: Guy T. Marcus
April 26, 2000                               Vice President-Investor Relations
                                             214/978-2691

             HALLIBURTON ANNOUNCES FIRST QUARTER 11 CENTS PER SHARE
           BEFORE GAIN ON SALE - ALSO TO SELL DRESSER EQUIPMENT GROUP
                     AND IMPLEMENT SHARE REPURCHASE PROGRAM

         DALLAS, Texas -- Halliburton Company (NYSE:HAL) announces today that its board of directors approved plans to sell the company's Dresser Equipment Group (DEG) business segment and implement a share repurchase program for up to 44 million shares, or about 10 percent of the company's outstanding common stock.

         Separately, Halliburton reports 2000 first quarter net income of $264 million, or $ .59 per share diluted. These amounts include an after-tax gain of $215 million, or $ .48 per share diluted, on the February sale of the company's 51 percent equity interest in the segment's Dresser-Rand joint venture. Excluding that gain, net income was $49 million or $ .11 per share diluted. The Dresser Equipment Group is now accounted for as discontinued operations. In the 1999 first quarter Halliburton's net income was $62 million, or $ .14 per share diluted, after recognizing an after-tax charge of $19 million, or $ .04 per share diluted, related to a change in accounting method.

         Revenues from continuing operations were $2.9 billion in the 2000 first quarter, a decline of 12 percent from the 1999 first quarter. A drop in revenues experienced by the Engineering and Construction Group business segment was the principal cause for the decline.

Plans to Sell DEG and Repurchase Common Stock
         Dick Cheney, Halliburton's chairman of the board and chief executive officer, said, "Halliburton originally obtained the DEG business operations as part of the Dresser Industries acquisition in 1998. The previously announced sales of DEG's interests in the Dresser-Rand (DR) and Ingersoll Dresser Pump
(IDP) joint ventures prompted a thorough review of DEG's remaining lines of business. It has now been determined that these businesses do not closely fit Halliburton's core businesses and long-term goals and objectives. The eventual disposition of these businesses will benefit Halliburton by bringing sharper focus of the company's resources on its core business activities. Proceeds from the recent sales of DEG's interests in DR and IDP, and from the planned sale of the remaining businesses, will be used by Halliburton for a combination of acquisitions supporting core activities and for internal investment opportunities."
                                     -more-

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Halliburton Company                            page 2

"The sales of DEG's remaining businesses are not expected to close until the fourth quarter of 2000 or first quarter of 2001. Since we cannot predict the timing of future acquisitions which will replace the earnings from DEG, we feel the implementation of a share repurchase program is timely and is an appropriate means of utilizing the company's strong and liquid balance sheet in the interim," continued Cheney. "The share repurchase program will be used in combination with other investments designed to contribute to growth of long-term shareholder value." The share repurchases will be effected from time-to-time through open market purchases or privately negotiated transactions.

2000 First Quarter Segment Results
         The Energy Services Group business segment's revenues were $1.7 billion, down two percent from the first quarter of 1999. Revenues in the United States increased by 12 percent compared to the year earlier quarter. International revenues continued to lag in the first quarter and, as a result, were seven percent lower than a year ago and represented approximately 68 percent of the segment's total revenues. Pressure pumping services and Landmark Graphics Corporation led the way with year-over-year revenue increases of 12 percent and 10 percent, respectively. The upstream engineering and construction revenues of Brown & Root Energy Services declined eight percent in the 2000 first quarter compared to the year ago quarter.

         Despite lower revenues, the Energy Services Group's operating income increased by nine percent to $62 million in the 2000 first quarter, compared to $57 million in the 1999 first quarter. The segment's improved profitability was principally the result of higher revenues and operating margins experienced in the United States by Halliburton Energy Services.

         The Engineering and Construction Group business segment's 2000 first quarter revenues were $1.1 billion, down two percent sequentially and down 25 percent from the 1999 first quarter. The year-over-year decline is associated with lower levels of activity experienced by Kellogg Brown & Root's downstream petroleum industry business.

         The Engineering and Construction Group's operating income in the 2000 first quarter was $36 million, a decline of 38 percent from the 1999 first quarter, primarily related to the decline of revenues.

         As previously mentioned, Halliburton plans to sell the Dresser Equipment Group, and the Group's financial results are now being accounted for as discontinued operations. The net income recognized by these discontinued operations was $22 million, or $ .05 diluted per share, in the 2000 first quarter compared to $28 million, or $ .06 diluted per share, in the 1999 first quarter.
                                     -more-

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Halliburton Company                            page 3

Technology and Business Successes
         During the 2000 first quarter Halliburton achieved a number of technology and business successes, including:

o    Halliburton  Company and  Science  Applications  International  Corporation
     (SAIC) announced their intent to form a venture to provide web-based portals tailored to enhance the way upstream E&P professionals are hosted. Through Knowledge Service Providers (KSP) -- which provide an integrated set of software applications, data integration and collaboration capabilities -- teams of industry scientists, engineers, and investment analysts will be able to collaborate more effectively by working together and exchanging information interactively over a secure network.

o During the first quarter Halliburton announced the appointment of Robert Heinemann as Halliburton's Chief Technology Officer. Heinemann, a 20-year Mobil Oil Corporation veteran, most recently served as vice president of Mobil Technology Company.

o Halliburton acquired the remaining shares of PES (International) Limited (PES), the recognized market leader in intelligent completion solutions. PES, combined with Halliburton's SmartWell(TM) technology, is revolutionizing reservoir optimization.

o As a result of the PES acquisition, Shell International Exploration and Production and Halliburton Company signed a Memorandum of Understanding in April to establish a 50-50 joint venture to be called WellDynamic to further develop and market Halliburton's SmartWell technology and Shell's iWell(TM) technology to the oil and gas industry on a global basis.

o Sperry-Sun Drilling Services and Landmark Graphics Corporation introduced their RESolution 3D(TM) system. This complete, real-time, 3D drilling and reservoir solution system revolutionizes the drilling decision-making process by enabling real-time visualization and updating of earth models in both rig and office settings.

o    Sperry-Sun  also introduced  the  Geo-Pilot(TM)  rotary  steerable  system.
     Designed   to  drill  a   higher  quality   wellbore  and   minimize   hole
     spiraling, Geo-Pilot(TM) should have a profound impact on drilling.

                                     -more-

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Halliburton Company                 page 4

o Kellogg Brown & Root formed an alliance with Fortum Oil & Gas to offer a new process technology for high octane gasoline. The technology, called NExOCTANE, will enable refiners to resolve how to replace methyl tertiary butylether (MTBE) in gasoline production and how best to utilize "stranded MTBE" facilities and feedstocks. The new technology offers a high-octane replacement product called isooctane at a high efficiency and low capital cost.

o During the first quarter, Shell Petroleum Development Company (SPDC) of Nigeria Limited and its partners awarded Brown & Root Energy Services a contract, valued at approximately US $300 million, to work on the development of the first major offshore oil and gas facility for SPDC in Nigeria.

o Halliburton Energy Services announced that Halliburton Worldwide Limited has been awarded a five-year pressure pumping services contract for Petroleum Development Oman. The five-year contract was effective February 1, 2000 and incorporates cementing, stimulation, coiled tubing, nitrogen, special tools and gravel pack.

o Halliburton's Brown & Root Energy Services and Halliburton Energy Services business units continue to work towards finalizing an agreement with the Barracuda & Caratinga Development Corporation (BCDC) for the development of both the Barracuda and the Caratinga offshore fields in Brazil. The contract is valued at more than $2.5 billion.

Dick Cheney Comments
         "Halliburton operates an extensive worldwide business infrastructure in over 120 countries. While low levels of international business activity have hampered the company's financial progress in recent quarters, I am enthusiastic about the second half of the year and the future outlook for our strong international business operations. We are now beginning to see indications of an upward turn in international customer spending. This will lead to increased utilization of our infrastructure and will benefit our future financial results," commented Dick Cheney.

         Halliburton Company, founded in 1919, is the world's largest provider of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group and Engineering and Construction Group business segments. The company's World Wide Web site can be accessed at http://www.halliburton.com.

                                     -more-

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Halliburton Company                              page 5

================================================================================

NOTE: In accordance with the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995, Halliburton Company cautions that statements in this press release which are forward looking and which provide other than historical information involve risks and uncertainties that may impact the company's actual results of operations. Please see Halliburton's Annual Report on Form 10-K for the year ended December 31, 1999 for a more complete discussion of such risk factors.

                                      ###

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


                               HALLIBURTON COMPANY
                        Consolidated Statements of Income
                                   (Unaudited)
                                                          Quarter Ended
                                                             March 31
                                             -----------------------------------------
                                                   2000                     1999
                                             -----------------        ----------------
                                             Millions of dollars except per share data
Revenues
Energy Services Group                            $  1,723               $  1,753
Engineering and Construction Group                  1,136                  1,508
                                                 ---------              ---------
   Total revenues                                $  2,859               $  3,261
                                                 =========              =========
Operating income
Energy Services Group                            $     62               $     57
Engineering and Construction Group                     36                     58
General corporate                                     (17)                   (17)
                                                 ---------              ---------
   Total operating income                              81                     98

Interest expense                                      (33)                   (35)
Interest income                                         7                     31
Foreign currency losses, net                           (4)                    (1)
Other nonoperating, net                                 -                      2
                                                 ---------              ---------
Income from continuing operations
   before income taxes, minority interests,
   and change in accounting method                     51                     95
Provision for income taxes                            (20)                   (38)
Minority interest in net income of subsidiaries        (4)                    (4)
                                                 ---------              ---------
Income from continuing operations before
   change in accounting method                         27                     53
Discontinued operations:
Income from discontinued operations                    22                     28
Gain on disposal of discontinued operations           215                      -
                                                 ---------              ---------
   Total discontinued operations                      237                     28
Cumulative effect of change in
   accounting method, net                               -                    (19)
                                                 ---------              ---------
Net income                                       $    264               $     62
                                                 =========              =========
Basic income per share:
Continuing operations before
    change in accounting method                  $   0.06               $   0.12
Income from discontinued operations                  0.05                   0.06
                                                 ---------              ---------
                                                     0.11                   0.18
Gain on disposal of discontinued operations          0.49                      -
Change in accounting method                             -                  (0.04)
                                                 ---------              ---------
Net income                                       $   0.60               $   0.14
                                                 =========              =========

Diluted income per share:
Continuing operations before
    change in accounting method                  $   0.06               $   0.12
Income from discontinued operations                  0.05                   0.06
                                                 ---------              ---------
                                                     0.11                   0.18
Gain on disposal of discontinued operations          0.48                      -
Change in accounting method                             -                  (0.04)
                                                 ---------              ---------
Net income                                       $   0.59               $   0.14
                                                 =========              =========

Basic average common shares outstanding               442                    440

Diluted average common shares outstanding             444                    442


                              Page 10 of 13 Pages
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

                               HALLIBURTON COMPANY
                         Pro Forma Statements of Income
                                   (Unaudited)

                                                   Quarter Ended
                                                      March 31
                                       -----------------------------------------
                                             2000                   1999
                                       ---------------       -------------------
                                       Millions of dollars except per share data
Revenues
Energy Services Group                       $  1,723              $  1,753
Engineering and Construction Group             1,136                 1,508
Dresser Equipment Group                          337                   663
                                            ---------             ---------
    Total revenues                          $  3,196              $  3,924
                                            =========             =========
Operating income
Energy Services Group                       $     62              $     57
Engineering and Construction Group                36                    58
Dresser Equipment Group                           36                    54
General corporate                                (17)                  (17)
                                            ---------             ---------
    Total operating income                       117                   152

Interest expense                                 (34)                  (36)
Interest income                                    8                    32
Foreign currency losses, net                      (4)                   (1)
Other nonoperating, net                            -                     2
                                            ---------             ---------
Pro forma income before income taxes,
   minority interests, and change
   in accounting method                           87                   149
Provision for income taxes                       (34)                  (60)
Minority interest in net income
  of subsidiaries                                 (4)                   (8)
                                            ---------             ---------
Pro forma income before
 change in accounting method                      49                    81
Cumulative effect of change in
  accounting method, net                           -                   (19)
                                            ---------             ---------
Pro forma net income                        $     49              $     62
                                            =========             =========

Basic pro forma income per share:
Before change in accounting method          $   0.11              $   0.18
Change in accounting method                        -                 (0.04)
                                            ---------             ---------
Pro forma net income                        $   0.11              $   0.14
                                            =========             =========

Diluted pro forma income per share:
Before change in accounting method          $   0.11              $   0.18
Change in accounting method                        -                 (0.04)
                                            ---------             ---------
Pro forma net income                        $   0.11              $   0.14
                                            =========             =========

Basic average common shares outstanding          442                   440

Diluted average common shares outstanding        444                   442

Note: The above pro forma financial information is for comparative purposes. This pro forma income statement excludes the gain on sale of the Dresser-Rand joint venture and treats Dresser Equipment Group as continuing operations.


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

                               HALLIBURTON COMPANY
                   Supplemental Restated Financial Information
                               Millions of dollars
                                   (Unaudited)

                                                                   1999
                                        ---------------------------------------------------------
                                                        Quarter ended
                                        ---------------------------------------------
                                          Mar 31      Jun 30      Sep 30      Dec 31       Year
                                        ---------   ---------   ---------   ---------   ---------
 Revenues
 Energy Services Group                  $  1,753    $  1,681    $  1,700    $  1,865    $  6,999
 Engineering and Construction Group        1,508       1,372       1,273       1,161       5,314
                                        ---------   ---------   ---------   ---------   ---------
    Total revenues                      $  3,261    $  3,053    $  2,973    $  3,026    $ 12,313
                                        =========   =========   =========   =========   =========

 Operating income
 Energy Services Group                  $     57    $     49    $     56    $     60    $    222
 Engineering and Construction Group           58          64          41          40         203
 Special charges / credits                     -          47           -           -          47
 General corporate                           (17)        (17)        (16)        (21)        (71)
                                        ---------   ---------   ---------   ---------   ---------
    Total operating income                    98         143          81          79         401
                                        ---------   ---------   ---------   ---------   ---------

 Other                                        (2)        (51)        (10)        (30)        (93)
 (Provision) benefit for income taxes        (39)        (32)        (27)        (19)       (117)
 Minority interest in earnings                (4)         (5)         (4)         (4)        (17)
 Change in accounting method                 (19)          -           -           -         (19)
                                        ---------   ---------   ---------   ---------   ---------
 Net income (loss)                      $     34    $     55    $     40    $     26    $    155
                                        =========   =========   =========   =========   =========

 Diluted income (loss) per share
    Continuing operations               $   0.12    $   0.13    $   0.09    $   0.06    $   0.40
    Change in accounting method            (0.04)          -           -           -       (0.04)
                                        ---------   ---------   ---------   ---------   ---------
 Net income (loss)                      $   0.08    $   0.13    $   0.09    $   0.06    $   0.36
                                        =========   =========   =========   =========   =========

 Backlog                                $  9,999    $  9,449    $  9,486    $  9,145
 Depreciation / amortization            $    120    $    124    $    135    $    132    $    511
 Capital expenditures                   $    129    $    110    $    147    $    134    $    520


 Discontinued operations
 Revenues                               $    663    $    617    $    560    $    745    $  2,585
                                        =========   =========   =========   =========   =========
 Operating income                       $     54    $     53    $     33    $    109    $    249
 Other                                        (1)          1          (1)         (1)         (2)
 (Provision) benefit for income taxes        (21)        (21)        (13)        (42)        (97)
 Minority interest in earnings                (4)         (5)         (1)        (16)        (26)
 Gain on disposal of discontinued
    operations                                 -           -           -         159         159
                                        ---------   ---------   ---------   ---------   ---------
 Net income (loss)                      $     28    $     28    $     18    $    209    $    283
                                        =========   =========   =========   =========   =========

 Diluted income (loss) per share
    Income from discontinued operations $   0.06    $   0.06    $   0.04    $   0.11    $   0.27
    Gain on disposal of discontinued
         operations                            -           -           -        0.36        0.36
                                        ---------   ---------   ---------   ---------   ---------
 Net income (loss)                      $   0.06    $   0.06    $   0.04    $   0.47    $   0.63
                                        =========   =========   =========   =========   =========

 Backlog                                $  1,370    $  1,397    $  1,395    $  1,022
 Depreciation / amortization            $     24    $     22    $     22    $     20    $     88
 Capital expenditures                   $     14    $     14    $     19    $     26    $     73

 Note: The above financial information has been restated to reflect Dresser Equipment Group as discontinued operations.


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

                               HALLIBURTON COMPANY
                   Supplemental Restated Financial Information
                               Millions of dollars
                                   (Unaudited)

                                                                   1998
                                        ---------------------------------------------------------
                                                        Quarter ended
                                        ---------------------------------------------
                                          Mar 31      Jun 30      Sep 30      Dec 31       Year
                                        ---------   ---------   ---------   ---------   ---------
 Revenues
 Energy Services Group                  $  2,285    $  2,381    $  2,163    $  2,180    $  9,009
 Engineering and Construction Group        1,347       1,438       1,380       1,330       5,495
                                        ---------   ---------   ---------   ---------   ---------
    Total revenues                      $  3,632    $  3,819    $  3,543    $  3,510    $ 14,504
                                        =========   =========   =========   =========   =========

 Operating income
 Energy Services Group                  $    283    $    304    $    263    $    121    $    971
 Engineering and Construction Group           59          74          54          50         237
 Special charges / credits                     -           -        (924)        (35)       (959)
 General corporate                           (20)        (19)        (20)        (20)        (79)
                                        ---------   ---------   ---------   ---------   ---------
    Total operating income                   322         359        (627)        116         170
                                        ---------   ---------   ---------   ---------   ---------

 Other                                       (22)        (25)        (32)        (36)       (115)
 (Provision) benefit for income taxes       (112)       (124)        118         (37)       (155)
 Minority interest in earnings                (5)         (6)         (5)         (4)        (20)
                                        ---------   ---------   ---------   ---------   ---------
 Net income (loss)                      $    183    $    204    $   (546)   $     39    $   (120)
                                        =========   =========   =========   =========   =========

 Diluted income (loss) per share
    Continuing operations               $   0.41    $   0.46    $  (1.24)   $   0.09       (0.27)
                                        ---------   ---------   ---------   ---------   ---------
 Net income (loss)                      $   0.41    $   0.46    $  (1.24)   $   0.09    $  (0.27)
                                        =========   =========   =========   =========   =========

 Backlog                                $ 10,610    $ 11,715    $ 11,249    $  9,866
 Depreciation / amortization            $    125    $    117    $    131    $    127    $    500
 Capital expenditures                   $    214    $    226    $    196    $    205    $    841


 Discontinued operations
 Revenues                               $    623    $    766    $    681    $    779    $  2,849
                                        =========   =========   =========   =========   =========
 Operating income                       $     39    $     77    $     50    $     61    $    227
 Other                                        (1)         (2)          -           -          (3)
 (Provision) benefit for income taxes        (16)        (29)        (21)        (24)        (90)
 Minority interest in earnings                (2)         (7)        (10)        (10)        (29)
                                        ---------   ---------   ---------   ---------   ---------
 Net income (loss)                      $     20    $     39    $     19    $     27    $    105
                                        =========   =========   =========   =========   =========

 Diluted income (loss) per share
    Income from discontinued operations $   0.05    $   0.09    $   0.04    $   0.06    $   0.24
                                        ---------   ---------   ---------   ---------   ---------
 Net income (loss)                      $   0.05    $   0.09    $   0.04    $   0.06    $   0.24
                                        =========   =========   =========   =========   =========

 Backlog                                $  1,693    $  1,655    $  1,564   $   1,311
 Depreciation / amortization            $     23    $     26    $     20   $      18    $     87
 Capital expenditures                   $     13    $     17    $     21   $      22    $     73

Note: The above financial information has been restated to reflect Dresser Equipment Group as discontinued operations.


                              Page 13 of 13 Pages
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